1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	August 27, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2014 FIRST EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2014 first extraordinary general meeting (the “EGM”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 9:30 a.m. on Friday, 24 October 2014 at the headquarters of the Company in Zoucheng city, Shandong Province, postal code 273500, the People’s Republic of China (the “PRC”) for the purpose of considering and, if thought fit, passing the following resolution of the Company:

ORDINARY RESOLUTION:

“To consider and approve the proposal to authorize the Company to carry out principal-guaranteed financing business(Note 1):

(1)	the Company is approved to carry out the principal-guaranteed financing business for an aggregate amount not exceeding RMB5.0 billion.

(2)	the management of the Company be and is hereby authorized to, in accordance with the relevant laws and regulations and the opinions and suggestions of the regulatory authorities as well as in the best interest of the Company, deal with all matters in respect of the abovementioned wealth management activities, which include but are not limited to determining the terms of wealth management contracts, executing the relevant contracts and legal documents and handling all the formalities of the wealth management business.

(3)	the aforementioned authorization shall be valid for 36 months since it is approved by the shareholders at the general meeting of the Company.

The Company will comply with the necessary approval procedure and information disclosure requirement under the regulatory requirements in places where the Company’s securities are listed when implementing the specific principal-guaranteed financing business.”

SPECIAL RESOLUTION:

“To consider and approve the proposal for the provision of financial guarantee to Yancoal Australia Limited (Note 2):

1.	to approve the provision of guarantee in the credit amount of AUD187 million to Yancoal Australia Limited (“Yancoal Australia”) by the Company.

2.	to approve and authorize the Chairman of the Company, in accordance with the relevant laws and regulations and the opinions and suggestions of the regulatory authorities as well as in the best interest of the Company, to deal with all matters in respect of the above-mentioned financial guarantee, which include but are not limited to the following matters:

(1)	determining the exact terms and conditions of the guarantee agreement(s), including, but not limited to, the amount, terms, scope and method of the guarantee; and executing the guarantee agreement(s) and other relevant legal documents;

(2)	dealing with the filing and reporting of documents and information in respect of the guarantee and other relevant matters.

3.	the authorization shall be valid since it is approved by the shareholders at the general meeting of the Company until 31 December 2014. After the expiry of the term of authorization, save and except where the circumstances require the person(s) so authorized to exercise his powers in relation to any offers, agreements or decisions regarding the financial guarantees that have been made within the term of authorization, the powers granted hereunder shall not be exercised thereafter.”

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong, the PRC

28 August 2014

Notes:

1.	Please refer to the announcement of the Company dated 22 August 2014 in relation to the resolutions passed at the board meeting of the Company for further details.

2.	In order to meet the capital expenditure requirements of Yancoal Australia’s (a subsidiary of the Company) key construction projects and ensure sufficient cash balance of Yancoal Australia, Yancoal Australia proposes to apply for a letter of guarantee of AUD187 million and credit facilities from Industrial and Commercial Bank of China (Sydney Branch). The Company proposes to provide shareholders’ guarantee in the credit amount of AUD187 million in respect of such financing arrangement. For details of the information of the guaranteed party and the opinion of the board members (including independent directors of the Company), please refer to the announcements of the Company both dated 22 August 2014 in relation to the resolutions passed at the board meeting of the Company and the provision of financial guarantee.

3.	Eligibility for attending the EGM

Holders of the Company’s overseas listed foreign invested shares (in the form of H shares (“H Shares”)) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 23 September 2014 are entitled to attend the EGM after completing the registration procedures for attending the EGM.

Holders of H Shares, who intend to attend the EGM, must deliver the completed reply slips for attending the EGM to the Office of the Secretary to the Board no later than Tuesday, 30 September 2014.

Shareholders of the Company (the “Shareholder(s)”) can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note 6 below.

4.	Proxy

Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the EGM.

The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (17M, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof in order for such documents to be valid.

5.	Closure of register of members

The H Share register of members of the Company will be closed, for the purpose of determining Shareholders’ entitlement to attend the EGM, from Wednesday, 24 September 2014 to Friday, 24 October 2014 (both days inclusive), during which period no transfer of the Company’s H Shares will be registered. In order to attend the EGM, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 23 September 2014 for registration. H Shareholders whose names appear on the H Share register of members of the Company maintained by Hong Kong Registrars Limited on or before the above date will be eligible to attend the EGM.

6.	Miscellaneous

(1)	The EGM is expected to last half a day. Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

(2)	All voting at the EGM will be conducted by a poll.

(3)	Details of the Office of the Secretary to the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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